EXHIBIT 99.1

RISK FACTORS

      We may not be able to realize the anticipated benefits from the NTGH acquisition and we may experience unforeseen liabilities in connection with the acquisition.

        We may not be able to realize the anticipated benefits from the businesses we acquired in the NTGH acquisition, either in the amount or the time frame that we currently expect. These anticipated benefits include furthering our market leadership in niche markets, establishing a strong platform in the water management market, balancing our portfolio in attractive markets and enhancing our cash flow characteristics and growth profile. Factors that could affect our ability to achieve these benefits include:

  significant competition in the water management market;
  buying patterns of municipalities, utilities and other customers, many of which are currently facing fiscal constraints; and
  the introduction of new technologies into the marketplace.

If NTGH’s businesses do not operate as we anticipate, we may not be able to benefit from these opportunities, which could materially harm our business, financial condition and results of operations.

        In addition, under the agreement governing the NTGH acquisition, we agreed to assume NTGH’s liabilities. If NTGH’s known liabilities are greater than projected, or if there are obligations of NTGH of which we were not aware at the time of completion of the acquisition, we will not receive indemnification from any party to cover costs associated with those liabilities. As a result, we could incur liabilities that could have a material adverse effect on our business, financial condition and results of operations.

      Our indebtedness may affect our business and may restrict our operating flexibility.

        As of December 31, 2003, we had $650.1 million in total consolidated indebtedness. Our total consolidated debt could increase due to additional borrowing capacity. Subject to certain restrictions contained in our new senior secured credit facility and other debt agreements, we may incur additional indebtedness in the future, including indebtedness incurred to finance, or which is assumed in connection with, acquisitions.

        Our level of indebtedness and the debt servicing costs associated with that indebtedness could have important effects on our operations and business strategy. For example, our indebtedness could:

  limit our flexibility in planning for, or reacting to, changes in the industries in which we compete;
  place us at a competitive disadvantage relative to our competitors, some of which have lower debt service obligations and greater financial resources than us;
  limit our ability to borrow additional funds;
  limit our ability to complete future acquisitions;
  limit our ability to pay dividends;
  limit our ability to make capital expenditures; and
  increase our vulnerability to general adverse economic and industry conditions.

        Our ability to make scheduled payments of principal of, to pay interest on, or to refinance our indebtedness and to satisfy our other debt obligations depends upon our future operating performance, which may be affected by factors beyond our control. In addition, there can be no assurance that future borrowings or equity financing will be available to us on favorable terms for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, our business, financial condition and results of operations would be materially adversely affected.

        In addition, our new senior secured credit facility contains financial covenants requiring us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to meet the financial covenants or requirements in our senior secured credit facility may be affected by events beyond our control, and we may not be able to satisfy such covenants and requirements. A breach of these covenants or our inability to comply with the financial ratios, tests or other restrictions contained in our senior secured credit facility could result in an event of default under this facility, which in turn could result in an event of default under the terms of our other indebtedness. Upon the occurrence of an event of default under our senior secured credit facility, and the expiration of any grace periods, the lenders could elect to declare all amounts outstanding under the facility, together with accrued interest, to be immediately due and payable. If this were to occur, our assets may not be sufficient to fully repay in full the payments due under this facility or our other indebtedness.

      Our operating results could be adversely affected by a reduction of business with Gazprom.

        Our largest customer is OAO Gazprom, a large Russian gas exploration and distribution company, with whom we have dealt over the past eleven years through a number of its procurement affiliates. In late 2002, Gazprom assigned a new procurement affiliate to negotiate with us and during the second calendar quarter of 2003 we secured a new supply agreement. Orders received under this agreement have been received on a delayed basis and at lower levels than initially indicated by the procurement affiliate and consequently have resulted in lower order bookings volume than in comparable prior year periods. New orders received under this agreement during our fiscal 2003 totaled $25.2 million, or 3.9% of total new orders. Total net sales to Gazprom during fiscal 2003 were $22.8 million as compared to $56.5 million during the year ended October 31, 2002, or 3.5% of total sales compared to 9.2% of total sales, respectively. We have no agreement providing for a minimum commitment of purchases by Gazprom. The level and timing of future business with Gazprom will depend on our relationship with Gazprom as well as its ability to obtain financing, increased competition for obtaining Gazprom business and customer delays in commissioning and start-up of installations and on general economic conditions in Russia. If Gazprom continues to reduce the amount of products it purchases from us for any reason, we likely could not replace these sales and our operating results would be negatively affected.

      Unfavorable changes in foreign exchange rates may significantly harm our business.

        Several of our operating companies have transactions and balances denominated in currencies other than the U.S. dollar. Most of these transactions and balances are denominated in euros, British pounds, Danish krone and Japanese yen. Sales by our operating companies whose functional currency is not the U.S. dollar represented approximately 27% of our total net sales for fiscal 2003 compared to 30% for 2002. Unfavorable changes in exchange rates between the U.S. dollar and those currencies could significantly reduce our reported sales and earnings. At present, we do not hedge against foreign currency risks.

        We export a significant portion of our products. Difficulties associated with the export of our products could harm our business.

        Sales to customers outside the U.S. by our businesses located in the U.S. account for a significant portion of our net sales. These sales accounted for approximately 32.9% and 36.1% of our net sales for the years ended December 31, 2003 and October 31, 2002, respectively. We are subject to risks that could limit our ability to export our products or otherwise reduce the demand for these products in our foreign markets. Such risks include, without limitation, the following:

  unfavorable changes in or noncompliance with U.S. and other jurisdictions' export requirements;
  restrictions on the export of technology and related products;
  unfavorable changes in U.S. and other jurisdictions' export policies to certain countries;
  unfavorable changes in the import policies of our foreign markets; and
  a general economic downturn in our foreign markets.

        The occurrence of any of these events and our ability to comply with applicable law could limit our ability to export our products generally or to certain countries, or could reduce the foreign demand for our products and therefore, could materially negatively affect our future sales and earnings.

      Economic, political and other risks associated with our international operations could adversely affect our business.

        As of December 31, 2003, approximately 26% of our total assets were attributable to operations outside the U.S. We expect our international operations to continue to contribute materially to our business for the foreseeable future. Our international operations are subject to varying degrees of risk inherent in doing business outside the U.S. including, without limitation, the following:

  adverse changes in a specific country's or region's political or economic conditions, particularly in emerging markets;
  trade protection measures and import or export requirements;
  trade liberalization measures which could expose our international operations to increased competition;
  subsidies or increased access to capital for firms who are currently or may emerge as competitors in countries in which we have operations;
  partial or total expropriation;
  potentially negative consequences from changes in tax laws;
  difficulty in staffing and managing widespread operations;
  differing labor regulations;
  differing protection of intellectual property;
  unexpected changes in regulatory requirements; and
  longer payment cycles of foreign customers and difficulty in collecting receivables in foreign jurisdictions.

        The impact of any of these events could materially harm our business.

Our growth strategy includes acquisitions. We may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully.

        Our ability to achieve significant growth has depended and is likely to continue to depend, to a significant degree on our ability to make acquisitions and to successfully integrate acquired businesses. We intend to continue to seek additional acquisition opportunities both to expand into new markets and to enhance our position in existing markets globally. We cannot assure you, however, that we will be able to successfully identify suitable candidates, negotiate appropriate acquisition terms, obtain necessary financing on acceptable terms, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by our existing operations, or otherwise perform as expected.

        Acquisitions involve numerous risks, including difficulties in the integrations of the operations, technologies, services and products of the acquired companies and the diversion of management’s attention from other business concerns. Although our management will endeavor to evaluate the risks inherent in any particular transaction, we cannot assure you that we will properly ascertain all such risks. In addition, prior acquisitions have resulted, and future acquisitions could result, in the incurrence of substantial additional indebtedness and other expenses. Future acquisitions may also result in potentially dilutive issuances of equity securities. We cannot assure you that difficulties encountered with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

      Product liability, insurance risks and increased insurance costs could harm our operating results.

        Our business exposes us to potential product liability risks that are inherent in the design, manufacturing and distribution of our products. In addition, certain of our products are used in potentially hazardous environments. We currently have product liability insurance; however, we may not be able to maintain our insurance at a reasonable cost or in sufficient amounts to protect us against potential losses. We also maintain other insurance policies, including directors and officers liability insurance. Our insurance costs increased in recent periods and may continue to increase in the future. We believe that we have adequately accrued estimated losses, principally related to deductible amounts under our insurance policies, with respect to all product liability and other claims, based upon our past experience and available facts. However, a successful product liability and other claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations. In addition, a significant increase in our insurance costs could have an adverse impact on our operating results.

      We face intense competition. If we do not compete effectively, our business may suffer.

        We face intense competition from numerous competitors. Each of our product lines face different competitors with different financial resources. We may not be able to compete effectively with all of these competitors. Our products compete primarily on the basis of product quality, performance, innovation, price, applications expertise and established customer service capabilities with existing customers. To remain competitive, we must develop new products, respond to new technologies and periodically enhance our existing products in a timely manner. We anticipate that we may have to adjust prices of many of our products to stay competitive. In addition, new competitors may emerge, and product lines may be threatened by new technologies or market trends that reduce the value of these product lines.

      Changes in the supply of, or price for, parts and components used in our products could affect our business.

        We purchase many parts and components from suppliers. The availability and prices of parts and components are subject to curtailment or change due to, among other things, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels. Some high-performance components for digital imaging products may be in short supply and/or suppliers may have occasional difficulty manufacturing these components to meet our specifications. In addition, some of our products are provided by sole source suppliers. Any change in the supply of, or price for, these parts and components could affect our business, financial condition and results of operations.

      Environmental compliance costs and liabilities could increase our expenses and adversely affect our financial condition.

        Our operations and properties and those recently acquired from NTGH are subject to laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. We use, generate and dispose of hazardous substances and waste in our operations and, as a result, could be subject to potentially material liabilities relating to the investigation and clean-up of contaminated properties and to claims alleging personal injury. We are required continually to conform our operations and properties to these laws and adapt to regulatory requirements in all countries as these requirements change. We have experienced, and expect to continue to experience, modest costs relating to our compliance with environmental laws and regulations. In connection with our acquisitions, we may assume significant environmental liabilities, some of which we may not be aware of, or may not be quantifiable, at the time of acquisition. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could increase our environmental compliance costs or subject us to new or increased liabilities.

      Many of the industries in which we operate are cyclical, and, accordingly, our business is subject to changes in the economy.

        Many of the business areas in which we operate are subject to specific industry and general economic cycles. Certain businesses are subject to industry cycles, including but not limited to, the energy and semiconductor industries. Accordingly, any downturn in these or other markets in which we participate could materially adversely affect us. If demand changes and we fail to respond accordingly, our results of operations could be materially adversely affected in any given quarter. The business cycles of our different operations, including the NTGH acquisition businesses, may occur contemporaneously. Consequently, the effect of an economic downturn may have a magnified negative effect on our business.

      Our intangible assets are valued at an amount that is high relative to our total assets and a write-off of our intangible assets would negatively affect our results of operations and total capitalization.

        Our total assets reflect substantial intangible assets, primarily goodwill. At December 31, 2003, goodwill totaled $711 million compared to $656 million of stockholders’ equity, which was slightly less than half of our total assets of $1,515 million. The goodwill results from our acquisitions, representing the excess of cost over the fair value of the net assets we have acquired. We assess at least annually whether there has been an impairment in the value of our intangible assets. If future operating performance at one or more of our business units were to fall significantly below current levels, if competing or alternative technologies emerge or if business valuations become more conservative, we could incur, under current applicable accounting rules, a non-cash charge to operating earnings for goodwill impairment. Any determination requiring the write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations and total capitalization, which effect could be material.

      We depend on our abilities to develop new products.

        The future success of our business will depend, in part, on our ability to design and manufacture new competitive products and to enhance existing products so that our products can be sold with high margins. This product development may require substantial investment by us. There can be no assurance that unforeseen problems will not occur with respect to the development, performance or market acceptance of new technologies or products or that we will otherwise be able to successfully develop and market new products. Failure of our products to gain market acceptance or our failure to successfully develop and market new products could reduce our margins, which would have an adverse effect on our business, financial condition and results of operations.

      Our technology is important to our success and our failure to protect this technology could put us at a competitive disadvantage.

        Because many of our products rely on proprietary technology, we believe that the development and protection of these intellectual property rights is important to the future success of our business. In addition to relying on patent, trademark, and copyright rights, we rely on unpatented proprietary know-how and trade secrets, and employ various methods, including confidentiality agreements with employees, to protect our know-how and trade secrets. Despite our efforts to protect proprietary rights, unauthorized parties or competitors may copy or otherwise obtain and use these products or technology. The steps we have taken may not prevent unauthorized use of this technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S., and there can be no assurance that others will not independently develop the know-how and trade secrets or develop better technology than us or that current and former employees, contractors and other parties will not breach confidentiality agreements, misappropriate proprietary information and copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights.

      The recent conflict in Iraq and any future armed conflict or terrorist activities may cause the economic conditions in the U.S. or abroad to deteriorate, which could harm our business.

        The U.S. and other countries recently engaged in a war in Iraq and military personal are still engaged in that country. The duration and outcome of these activities are unknown. Continued occupation of Iraq, future terrorist attacks against U.S. targets, rumor or threats of war, additional conflicts involving the U.S. or its allies or trade disruptions may impact our operations or cause general economic conditions in the U.S. and abroad to deteriorate. A prolonged economic slowdown or recession in the U.S. or in other areas of the world could reduce the demand for our products and, therefore, negatively affect our future sales and profits. Any of these events could have a significant impact on our business, financial condition or results of operations and may result in the volatility of the market price for our common stock and other securities.

      Our business may be adversely impacted by a new outbreak of Severe Acute Respiratory Syndrome or a similar health crisis.

        In 2003, there was an outbreak of Severe Acute Respiratory Syndrome, or SARS, primarily in Asia. The occurrence of this medical crisis severely disrupted business activity in Asia, particularly in Hong Kong and elsewhere in China. During fiscal 2003, approximately 13% of our net sales were attributable to Asia and we have operations in Asia. The U.S. or other countries could impose import restrictions on products, or private parties may cease purchasing products, from areas impacted by a new outbreak of SARS or a similar health crisis. We are unable to predict the ultimate impact that a renewed outbreak of SARS or a similar health crisis would have on us or our operations, but it could become material to our business, financial condition or results of operations.

      Our stock price may fluctuate significantly.

        The market price of our common stock could fluctuate significantly in response to variations in quarterly operating results and other factors, such as:

  changes in our business, operations or prospects;
  developments in our relationships with our customers;
  announcements of technological innovations or new products by us or by our competitors;
  announcement or completion of acquisitions by us or by our competitors;
  changes in existing or adoption of additional government regulations;
  unfavorable or reduced analyst coverage; and
  prevailing domestic and international market and economic conditions.

        In addition, the stock market has experienced significant price fluctuations in recent years. Many companies experienced material fluctuations in their stock price that were unrelated to their operating performance. Broad market fluctuations, general economic conditions and specific conditions in the industries in which we operate may adversely affect the market price of our common stock.

      Limited trading volume of our common stock may contribute to its price volatility.

        Our common stock is traded on the New York Stock Exchange, or NYSE. During the twelve months ended December 31, 2003, the average daily trading volume for our common stock as reported by the NYSE was approximately 175,000 shares. We are uncertain whether a more active trading market in our common stock will develop. Also, many investment banks no longer find it profitable to provide securities research on small-cap and mid-cap companies. If analysts were to discontinue coverage of our stock, our trading volume may be further reduced. As a result, relatively small trades may have a significant impact on the market price of our common stock, which could increase the volatility and depress the price of our stock.

      Future sales of our common stock may cause our stock price to decline.

        We may, in the future, sell additional shares of our common stock in subsequent public offerings and may also issue additional shares of our common stock to finance future acquisitions. Shares of our common stock are also available for future sale pursuant to stock options that we have granted to our employees. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for shares of our common stock and could impair our ability to raise capital through future offerings.

      We may not be able to pay cash dividends in the foreseeable future.

        We have paid a cash dividend in each fiscal quarter since our February 1992 initial public offering and we have also increased our dividend rate each year. During fiscal 2001, 2002 and the 2003, we paid quarterly dividends of $0.0750, $0.0825 and $0.0875 per share, respectively. In November 2003, our board of directors increased the dividend to be paid in the quarter ending March 31, 2004 to $0.09625 per share, an increase of 10% from the prior rate. Any future cash dividends will depend upon our results of operations, financial conditions, cash requirements, the availability of a surplus and other factors, including restrictions imposed by our new senior secured credit facility or other future debt instruments and the ability of our subsidiaries to make distributions to us, which ability is restricted in the manner described above.

      Provisions in our certificate of incorporation and bylaws and Delaware state law could make a merger, tender offer or proxy contest difficult, including provisions relating to some of our holders having five votes per share.

        Our certificate of incorporation provides that each share of common stock that is held by the same person for at least four years entitles the holder to five votes, and that each share held for less than four years entitles the holder to one vote. In addition, under our certificate of incorporation, our board of directors has the authority to issue common stock carrying five votes per share in private placement transactions. The existence of shares carrying five votes may result in the holders of those shares, who may own a relatively small number of shares of common stock, being able to control the outcome of a matter submitted to the stockholders for approval.

        Our certificate of incorporation and bylaws contain certain other provisions that may discourage, delay or prevent a change in control of our company that stockholders may consider favorable. Our certificate of incorporation and bylaws:

  authorize the board of directors to fix the terms of and issue preferred stock without stockholder approval, which could be used to oppose a takeover attempt;
  provide for a board of directors comprised of three classes with staggered terms;
  limit who may call special meetings of stockholders;
  prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;
  establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholder meetings;
  provide that directors may be removed by stockholders only for cause; and
  require that vacancies on our board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

        Our board of directors has also adopted a stockholder rights plan intended to encourage anyone seeking to acquire us to negotiate with the board prior to attempting a takeover.

        In addition, Section 203 of the Delaware General Corporation Law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock, which may discourage, delay or prevent a change in control favored by stockholders generally.

        Any or all of these provisions may discourage or prevent a change of control that might offer our stockholders a premium over prevailing market prices, or otherwise benefit our stockholders, even if such a change of control is favored by a majority of stockholders.